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                           June 7, 2024

       Harrison Gross
       Chief Executive Officer
       Innovative Eyewear, Inc.
       11900 Biscayne Blvd., Suite 630
       North Miami, Florida 33181

                                                        Re: Innovative Eyewear,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-279873

       Dear Harrison Gross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Justin Grossman, Esq.